BHP BILLITON MERGER COMPLETION DATE

BHP Limited and Billiton Plc announce that the implementation of the merger between the two companies is expected to take effect on 29 June 2001.

BHP also announces that the record date for the issue of BHP Billiton Limited bonus shares to eligible BHP shareholders is expected to be Thursday 5 July 2001:

  to the extent that the Securities Clearing House Rules apply, on the basis of a record date of Thursday 5 July 2001; and
  otherwise, on the basis of shareholdings registered and transfers lodged at 5.00 pm (Melbourne time) on Thursday 5 July 2001.

The last day that BHP shares will trade on a cum bonus share basis will be Thursday 28 June 2001. As such, BHP Billiton Limited shares purchased after 28 June 2001 will not be eligible for the bonus share entitlement.

Allotment of shares to eligible shareholders will occur within the required 10 business day period following the record date.

As advised at the time of the merger announcement, each eligible BHP shareholder will receive 1.0651 BHP Billiton Limited shares for every existing BHP share held. The bonus issue is to ensure that the economic interest of each BHP Billiton Limited share and each BHP Billiton Plc share is equivalent following implementation of the merger. It can be expected that there will be an appropriate downward adjustment in the BHP Billiton Limited share price to reflect the higher number of shares on issue.

The record date for the issue of additional American Depositary Shares pursuant to this bonus issue will be announced within a short period of time.

ENQUIRIES:

BHP

Australia (media
Mandy Frostick, Manager Media Relations, BHP Limited
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
Fax: +61 3 9602 4121 email: frostick.mandy.mj@bhp.com

Australia (investor relations)
Robert Porter, Vice President Investor Relations, BHP Limited
Tel: + 61 3 9609 3540 Mobile: +61 419 587456
Fax: + 61 3 9609 3006 email: porter.robert.r@bhp.com

United States (investor relations
Francis McAllister, Vice President Investor Relations, BHP Limited
Tel: +1 713 961 8625 Mobile: +713 480 3699
 email: mcallister.francis.fr@bhp.com

Billiton

London (media and investor relations):
Marc Gonsalves, General Manager , Billiton
Tel: +44 20 7747 3956 Mobile: +44 7768 264 950
Fax: +44 20 7747 3914 email: mgonsalves@Billiton.com

Johannesburg (media and investor relations
Michael Campbell, Manager Corporate Affairs, Billiton
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
Fax: +27 11 376 3362 email: mcampbell@Billiton.co.za